Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On January 5, 2026, Hennessy Capital Group LLC published the following post on LinkedIn:

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On January 5, 2026, Hennessy Capital Investment Corp. VII and ONE Nuclear Energy LLC published the following press release on businesswire:

Hennessy Capital Investment Corp. VII and ONE Nuclear Energy LLC Announce Filing of Registration Statement on Form S-4 with the SEC

●	Proposed Nasdaq listing under ticker symbol ONEN in connection with business combination with ONE Nuclear Energy.

●	The transaction is expected to be completed in the first half of 2026, subject to customary closing conditions.

WEST PALM BEACH, Fla. & ZEPHYR COVE, Nev.—(BUSINESS WIRE)—Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”), and ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear technologies, today announced that Hennessy VII filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on December 23, 2025, in connection with their previously announced proposed business combination.

Hennessy VII entered into a business combination agreement with ONE Nuclear on October 23, 2025, pursuant to which, following consummation of the transaction, the combined company is expected to be listed on Nasdaq under the ticker symbol “ONEN.” Completion of the transaction is subject to approval by Hennessy VII’s shareholders, the registration statement being declared effective by the SEC, and other customary closing conditions.

ONE Nuclear is an independent developer of large-scale energy parks powered by natural gas and advanced nuclear small modular reactor (SMR) technologies. ONE Nuclear’s platform is designed to deliver reliable, baseload power at scale to energy-intensive customers, including data centers, industrial users, and grid infrastructure.

The proposed transaction is expected to provide up to approximately $210 million in gross proceeds, from a combination of anticipated PIPE proceeds and up to $195 million of cash held in Hennessy VII’s trust account, before accounting for potential redemptions and transaction expenses. Proceeds are expected to be used to support ONE Nuclear’s development activities and to fund transaction-related costs.

“ONE Nuclear is building an energy platform centered on durability, scale, and long-term ownership,” said Daniel Hennessy, Chairman of Hennessy VII. “The S-4 filing reflects continued progress toward completing a transaction that we believe aligns well with public-market investors seeking exposure to critical energy infrastructure.”

“The filing of the S-4 marks a meaningful milestone as we progress toward becoming a public company,” said Richard Taylor, Chairman and Chief Executive Officer of ONE Nuclear. “We believe the public markets provide an appropriate platform for a long-duration infrastructure business focused on disciplined development, execution, and long-term ownership.”

Additional information about the proposed business combination is included in the registration statement on Form S-4 filed by Hennessy VII with the SEC.

About Hennessy VII

Hennessy VII (NASDAQ: HVIIU) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities, with a focus on identifying and acquiring companies in the industrial technology and energy transition sectors. For additional information, please visit www.hennessycapital7.com

About ONE Nuclear

ONE Nuclear is an independent developer of energy parks powered by natural gas and advanced nuclear SMR technology. ONE Nuclear focuses on creating scalable energy solutions through its natural gas and nuclear park development approach, which will enable efficient deployment of multiple SMR units to serve industrial and grid applications. ONE Nuclear is committed to advancing clean energy deployment through innovative nuclear technologies and strategic site development. For additional information, please visit www.onenuclearenergy.com

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding our expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various factors, including but not limited to: (1) the potential termination of definitive agreements related to the Business Combination; (2) legal proceedings related to the proposed business combination; (3) failure to obtain necessary Hennessy VII’s shareholder approvals or financing; (4) changes in the proposed business combination structure due to regulatory or legal requirements; (5) the ability to meet listing standards; (6) disruption to ONE Nuclear’s operations; (7) failure to realize anticipated benefits from the proposed business combination; (8) ONE Nuclear’s ability to develop and maintain key strategic relationships, including with Rolls-Royce Solutions America Inc., MSB Global Services, LLC and Blackstart Digital, LLC, and enter into definitive agreements in connection therewith; (9) competition in ONE Nuclear’s industry; (10) transaction-related costs; (11) adverse economic or competitive conditions; (12) the level of redemptions by Hennessy VII’s shareholders in connection with the proposed business combination; (13) ONE Nuclear’s ability to execute on the exclusive sites and the commercial viability thereto; and (14) other risks and uncertainties detailed in the Registration Statement (as defined below), as well as those described in the Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 31, 2025, and other filings with the SEC. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently know or that Hennessy VII and ONE Nuclear currently believe are immaterial.

Important Information for Investors and Shareholders

In connection with the proposed business combination, Hennessy VII filed with the SEC, on December 23, 2025, a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to the securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of Hennessy VII’s ordinary shares in connection with Hennessy VII’s solicitation of proxies for the vote by Hennessy VII’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, Hennessy VII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of Hennessy VII as of a record date to be established for voting on the proposed business combination.

This press release does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Hennessy VII may file with the SEC. Before making any investment or voting decision, investors and security holders of Hennessy VII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about ONE Nuclear, Hennessy VII and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Hennessy VII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Hennessy VII may be obtained free of charge from Hennessy VII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Hennessy VII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from Hennessy VII’s stockholders in connection with the proposed business combination. For more information about the names, affiliations and interests of Hennessy VII’s directors and executive officers, please refer to Hennessy VII’s annual report on Form 10-K filed with the SEC on March 31, 2025 and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of Hennessy VII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully when they become available before making any voting or investment decisions.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors:

Caldwell Bailey

ICR, Inc.

onenuclear@icrinc.com

For Media:

Matt Dallas

ICR, Inc.

onenuclear@icrinc.com